

July 10, 2024

Matthew Shafer
Chief Financial Officer
Cardiff Lexington Corp
3753 Howard Hughes Parkway, Suite 200
Las Vegas, NV 89169

> **Re: Cardiff Lexington Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Filed March 27, 2024**
> **File No. 000-49709**

Dear Matthew Shafer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
1. Summary of Significant Accounting Policies
Accounts Receivable, page F-9

1.   We note that as of December 31, 2023, the accounts receivable-net balance is $13,305,254 compared to total revenue of $11,853,266 for fiscal year 2023. Please address the following:

   • Comprehensively explain why the accounts receivable-net year-end balance increased $6,701,334, or 101.5%, compared to the revenue increase of $1,160,070, or 10.8%. Also, with reference to the $2,661,966 revenue recognized for the first quarter of fiscal year 2024, explain why the year-end account receivable-net balance increased by $1,344,676 to $14,649,930.

   • Address how you concluded that the accounts receivable-net balance is collectible as of December 31, 2023 and March 31, 2024. As part of your response, tell us which method you used to measure expected credit losses for your accounts receivable-net and how much of the balance has been collected to date.

- Provide us with an aging of your accounts receivables as of December 31, 2023, and March 31, 2024.
- Confirm that you will provide expanded MD&A disclosures to provide a comprehensive discussion of the reasons underlying changes in your accounts receivable-net balances for each period presented as well as a comprehensive analysis of the collectability of these balances. This discussion should address any material aging of your account balances. Refer to Item 303(b)(1) of Regulation S-K, Instruction 4 of Item 303(b) of Regulation S-K and Section 501.13. of the Financial Reporting Codification (i.e., Release 33-8350, Section IV.).
- Tell us how you concluded that it was probable you would collect substantially all the consideration you were entitled to under your customer contracts. Refer to ASC 606-10-25-1.e. and ASC 606-10-25-5 through 25-7.
- Tell us the significant payment terms and confirm that you will provide this disclosure in accordance with ASC 606-10-50-12.b.
- Provide us with a rollforward of the allowance for credit losses for each period prepared in accordance with ASC 326-20-50-13 and confirm that you will provide this disclosure along with the disclosures required by ASC 326-20-50-11 and ASC 326-20-50-17.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services